Lexington Park Capital Markets, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	10,964
Adjustment to reconcile net income to net cash provided by changes in assets and liabilities:		
Decrease in Prepaid Expenses		3,353
Increase in Accounts Payable and Accrued Liabilities		185
Net Cash Provided by Operating Activities		14,502
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member Contributions		6,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		20,502
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		23,204
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	43,706

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash Paid During the Year:		
Interest	$	-
Taxes	$	-

See accompanying notes to financial statements.